[CN Logo]                                                         News
North America's Railroad                                 FOR IMMEDIATE RELEASE






                                           Stock symbols: TSE: CNR / NYSE: CNI






                                                                       www.cn.ca








           Canadian National's second-quarter 2001
      net income rises four per cent to $240 million,
                    excluding non-recurring items

        First-half 2001 net income increases four per cent to $442 million, excluding one-time items in 2001 and 2000



MONTREAL, July 23, 2001 - Canadian National today reported second-quarter 2001 net income of $240 million, excluding non-recurring items. For the comparable quarter of 2000, net income was $230 million.

Excluding non-recurring items, diluted earnings per share for the quarter ended June 30, 2001, were $1.21, a five per cent increase over diluted earnings per share of $1.15 for the same period of 2000.

CN recorded three non-recurring items in second-quarter 2001:

A $62-million after-tax charge (31 cents per share) to operations to recognize the costs of a workforce adjustment program that will continue into 2002. A total of 690 positions are affected - about three per cent of the system-wide workforce -- as a result of CN's continuing drive to improve productivity. To date, about 50 per cent of the job reductions have already been completed. The charge includes severance and other payments for affected employees;

A $71-million after-tax charge (35 cents per share) to write down CN's net investment in 360networks Inc.;

A $110-million deferred income tax recovery (55 cents per share) resulting from the enactment of lower corporate tax rates in Canada.

Including non-recurring items, net income for second-quarter 2001 was $217 million, or $1.10 per diluted share.

Operating income for the most recent quarter, excluding the workforce adjustment charge, rose six per cent to $444 million, while CN's operating ratio, excluding this charge, improved by half a point to 68.1 per cent. Carloadings increased one per cent to 947 thousand.

Revenues increased by four per cent to $1,392 million. Operating expenses, excluding the workforce adjustment charge, rose by less than four per cent to $948 million.

CN President and Chief Executive Officer Paul M. Tellier said: "The fundamental structure of CN's business remains strong, and I am satisfied with the company's revenue and earnings performance this quarter in the face of continuing high fuel costs and weakness in automotive production. Five of CN's seven business units recorded revenue gains during the period, with particular strength in our metals and minerals, grain and fertilizers, intermodal, and forest products business units.

"I realize CN's workforce adjustment program may concern employees. However, our company operates in a highly-competitive environment and it must strive continually to improve productivity for the benefit of our customers and shareholders. The job reductions, the majority of which are non-union, result from the streamlining of administrative functions, more efficient management of scheduled freight operations and other productivity improvements across the network."

360networks' court filings for protection from creditors in Canada and the United States last month prompted CN to write down its net investment in 360networks during the second quarter. CN's deferred income tax recovery flowed from lower corporate tax rates recently enacted by the Government of Canada.

The four per cent rise in CN's revenues in the most recent quarter reflected revenue gains in metals and minerals (13 per cent); grain and fertilizers (10 per cent); intermodal (nine per cent); forest products (seven per cent); and coal (one per cent). Revenues declined for automotive (9 per cent) and petroleum and chemicals (one per cent).

Excluding the workforce adjustment charge, operating expenses increased during the second quarter mainly because of higher costs for fuel and material, partially offset by lower expenses for operating taxes and purchased services.

Net income for the first half of 2001 was $442 million, excluding the non-recurring second-quarter items and a first-quarter $73-million after-tax gain (36 cents per share) from the sale of CN's 50 per cent interest in the Detroit River Tunnel Company. Including these items, net income was $492 million.

For the comparable period of 2000, net income was $426 million, excluding a $58-million after-tax gain (28 cents per share) related to CN's investment in 360networks. Including it, net income was $484 million.

Diluted earnings per share for the first six months of 2001 were $2.24, excluding non-recurring items. Including them, diluted earnings per share were $2.49.

First-half 2000 diluted earnings per share were $2.11, excluding the one-time gain of 28 cents per share related to CN's investment in 360networks. Including it, diluted earnings per share were $2.39.

Operating income for the first six months of 2001, excluding the workforce adjustment charge, rose four per cent to $829 million, while CN's operating ratio, excluding this charge, improved slightly to 70.3 per cent from 70.4 per cent in 2000. Carloadings were flat at 1,899 thousand.

First-half 2001 revenues increased by three per cent to $2,790 million. Revenues increased at six business units: intermodal (11 per cent); metals and minerals (eight per cent); grain and fertilizers (five per cent); petroleum and chemicals (two per cent); forest products (two per cent), and coal (one per cent). Automotive revenue declined by 12 per cent.

Operating expenses, excluding the workforce adjustment charge, increased three per cent in the first half of 2001 to $1,961 million.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of United States generally accepted accounting principles (U.S. GAAP).

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, Jackson, Miss., with connections to all points in North America.

                                      -30-


Contacts:

Media                                                 Investment Community
Mark Hallman                                          Robert Noorigian
System Director                                       Vice-President
Media Relations                                       Investor Relations
(416) 217-6390                                        (514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
------------------------------------------------------------------------------
(In millions, except per share data)



                                                                            Three months ended              Six months ended
                                                                                  June 30                        June 30
                                                                         --------------------------     --------------------------

                                                                                2001         2000             2001          2000
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------
                                                                                               (Unaudited)

Revenues                                                                      $1,392       $1,333           $2,790        $2,705
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------

Operating expenses excluding special charge                                      948          915            1,961         1,905

Special charge (Note 3)                                                           98            -               98             -
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------
Total operating expenses                                                      1,046           915            2,059         1,905

Operating income                                                                 346          418              731           800

Interest expense                                                                 (78)         (78)            (158)         (154)

Other income (loss) (Note 4)                                                     (90)          20               22           109
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------

Income before income taxes                                                       178          360              595          755

Income tax recovery (expense)  (Note 7)                                           39         (130)            (103)         (271)
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------

Net income                                                                     $ 217       $ 230             $ 492         $ 484
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------

Earnings per share (Note 8)

   Basic earnings per share                                                $             $                $            $
                                                                                1.13         1.18             2.57          2.45

   Diluted earnings per share                                              $             $                  $ 2.49     $
                                                                                1.10         1.15                           2.39

Weighted average number of shares

   Basic                                                                       192.0        195.3            191.7         197.7

   Diluted                                                                     200.9        203.2            200.4         205.2
------------------------------------------------------------------- ---- ------------- ------------ --- ------------ -------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)
-----------------------------------------------------------------------------
(In millions)


                                                         Three months ended June 30                  Six months ended June 30
                                                    -------------------------------------      -------------------------------------
                                                                                Variance                                   Variance
                                                           2001       2000    Fav                   2001          2000  Fav (Unfav)
                                                                                 (Unfav)
--------------------------------------------------- ------------ ------------ ----------- ---- ----------- ------------ ------------
                                                                                      (Unaudited)

Revenues

Petroleum and chemicals                                $            $               (1%)          $           $                 2%
                                                            212          215                          443          434
Metals and minerals                                         117          104        13%               214          199          8%
Forest products                                             269          252         7%               514          502          2%
Coal                                                         88           87         1%               173          172          1%
Grain and fertilizers                                       275          250        10%               596          566          5%
Intermodal                                                  244          223         9%               481          432         11%
Automotive                                                  139          153        (9%)              266          301        (12%)
Other items                                                  48           49        (2%)              103           99          4%
--------------------------------------------------- ------------ ------------                  ----------- ------------
                                                          1,392        1,333         4%             2,790        2,705          3%

Operating expenses

Labor and fringe benefits                                   370          362        (2%)              748          753          1%
Purchased services                                          132          134         1%               265          274          3%
Depreciation and amortization                               131          129        (2%)              263          261         (1%)
Fuel                                                        121          104       (16%)              264          213        (24%)
Equipment rents                                              75           70        (7%)              151          140         (8%)
Material                                                     51           42       (21%)              114          104        (10%)
Operating taxes                                              37           43        14%                81           84          4%
Casualty and other                                           31           31          -                75           76          1%
Special charge (Note 3)                                      98            -      (100%)               98            -       (100%)
--------------------------------------------------- ------------ ------------                  ----------- ------------
                                                          1,046          915       (14%)            2,059        1,905         (8%)
--------------------------------------------------- ------------ ------------                  ----------- ------------

Operating income                                          $ 346        $ 418       (17%)            $ 731      $
                                                                                                           800                 (9%)
--------------------------------------------------- ------------ ------------ ----------- ---- ----------- ------------ ------------

Operating ratio (excluding special charge)                68.1%        68.6%        0.5                          70.4%
                                                                                                    70.3%                      0.1
--------------------------------------------------- ------------ ------------ ----------- ---- ----------- ------------ ------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
----------------------------------------------------------------------------
(In millions)

                                                                                           June 30      December 31         June 30
                                                                                              2001             2000            2000
----------------------------------------------------------------------------------- --------------- ---------------- ---------------
                                                                                        (Unaudited)                     (Unaudited)
Assets

Current assets:
     Cash and cash equivalents                                                                   $            $  15               $
                                                                                                30                               73
     Accounts receivable (Note 5)                                                              662              726             841
     Material and supplies                                                                     136              110             148
     Deferred income taxes (Note 7)                                                            140              114             132
     Other                                                                                     142              143             179
----------------------------------------------------------------------------------- --------------- ---------------- ---------------
                                                                                             1,110            1,108            1,373

Properties                                                                                  15,880           15,638          14,997
Other assets and deferred charges                                                              382              568             549
----------------------------------------------------------------------------------- --------------- ---------------- ---------------

Total assets                                                                              $ 17,372         $ 17,314        $ 16,919
----------------------------------------------------------------------------------- --------------- ---------------- ---------------

Liabilities and shareholders' equity

Current liabilities:
     Accounts payable and accrued charges                                                  $ 1,272          $ 1,389         $ 1,308
     Current portion of long-term debt                                                         281              434             372
     Other                                                                                      82               82              78
----------------------------------------------------------------------------------- --------------- ---------------- ---------------
                                                                                             1,635            1,905
                                                                                                                          1,758

Deferred income taxes (Note 7)                                                               3,404            3,375           3,276
Other liabilities and deferred credits                                                       1,159            1,205           1,270
Long-term debt                                                                               3,873            3,886           3,951
Convertible preferred securities                                                               348              345             341

Shareholders' equity:
     Common shares (Note 5)                                                                  4,402            4,349           4,399
     Accumulated other comprehensive income                                                     36                              131
                                                                                                           151
     Retained earnings                                                                       2,515            2,098           1,793
----------------------------------------------------------------------------------- --------------- ---------------- ---------------
                                                                                             6,953            6,598           6,323
----------------------------------------------------------------------------------- --------------- ---------------- ---------------

Total liabilities and shareholders' equity                                                $ 17,372         $ 17,314        $ 16,919
----------------------------------------------------------------------------------- --------------- ---------------- ---------------
See accompanying notes to consolidated financial statements.


CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (U.S. GAAP)
-----------------------------------------------------------------------------
(In millions)


                                                                       Three months ended                  Six months ended
                                                                            June 30                            June 30
                                                                 -------------------------------    -------------------------------
                                                                                                    --------------- ----------------

                                                                           2001            2000              2001             2000
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
                                                              -- --------------- ---------------------------------- ----------------
                                                                                                (Unaudited)

Common shares (1)

Balance, beginning of period                                           $ 4,385         $ 4,482            $ 4,349          $ 4,597

  Stock options exercised and employee share plans                          17              10                 53               16

  Share repurchase program                                                   -             (93)                 -             (214)

------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
Balance, end of period                                                  $ 4,402        $ 4,399            $ 4,402          $ 4,399
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------

Accumulated other comprehensive income (loss)

Balance, beginning of period                                             $  97           $  (5)            $  151           $  (6)

Other comprehensive income (loss):

  Unrealized foreign exchange gain (loss) on translation of
   U.S. dollar denominated long-term debt designated as a
   hedge of the net investment in U.S. subsidiaries                        123             (56)               (29)             (59)

  Unrealized foreign exchange gain (loss) on translation of
   the net investment in U.S. subsidiaries                                (196)             73                 51               78

  Unrealized holding gain (loss) on investment in
   360networks Inc. (Note 4)                                                22             171              (129)              171

  Unrealized holding gain (loss) on fuel derivative
   instruments  (Note 6)                                                     2               -                 (5)               -

------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------

  Other comprehensive income (loss) before income taxes                    (49)            188               (112)             190

  Income tax expense on other comprehensive income (loss)
   items (Note 7)                                                          (12)            (52)                (3)            (53)
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------

Other comprehensive income (loss)                                          (61)            136               (115)             137

------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
Balance, end of period                                                   $  36          $  131              $  36           $  131
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------

Retained earnings

Balance, beginning of period                                            $2,335          $1,676             $2,098           $1,531

  Net income                                                               217             230                492              484

  Share repurchase program                                                   -             (78)                 -            (152)

  Dividends                                                                (37)            (35)               (75)            (70)

------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
Balance, end of period                                                 $ 2,515          $1,793            $ 2,515           $1,793
------------------------------------------------------------- -- --------------- --------------- -- --------------- ----------------
-----------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


(1) The Company issued 0.5 million and 1.6 million shares for the three and six months ended June 30, 2001, respectively, as a result of stock options exercised. At June 30, 2001, the Company had 192.2 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
 CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
-----------------------------------------------------------------------------
(In millions)

                                                                     Three months ended                    Six months ended
                                                                          June 30                              June 30
                                                              ---------------------------------     -------------------------------

                                                                     2001                2000              2001              2000
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------

                                                                                              (Unaudited)

Operating activities

Net income                                                          $ 217               $ 230             $ 492             $ 484
Non-cash items in income:
     Depreciation and amortization                                    132                 129               266               264
     Deferred income taxes (Note 7)                                   (70)                 82                17               174
     Gain on sale of investments (Note 4)                               -                   -              (101)              (84)
     Write-down of investment (Note 4)                                 99                   -                99                  -
     Special charge (Note 3)                                           98                   -                98                  -
Changes in:
     Accounts receivable (Note 5)                                      51                 (86)               51               (37)
     Material and supplies                                             (1)                 (6)              (26)              (32)
     Accounts payable and accrued charges                              56                  11              (107)              (41)
     Other net current assets and liabilities                          (6)                  2                (3)              (71)
Payments for workforce reductions                                     (40)                (42)              (89)             (103)
Other                                                                 (49)                  3              (105)               20
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------
Cash provided from operating activities                               487                 323               592               574
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------

Investing activities

Net additions to properties                                          (269)               (232)             (398)             (369)
Net proceeds (costs) from disposal of properties                      (17)                 (5)              (23)                6
Other                                                                   5                   -               112                 -
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------
Cash used by investing activities                                    (281)               (237)             (309)             (363)
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------

Dividends paid to shareholders                                        (37)                (35)              (75)              (70)

Financing activities

Issuance of long-term debt                                            236                 282               504               282
Reduction of long-term debt                                          (430)               (260)             (742)             (301)
Issuance of common shares                                              15                   6                45                10
Repurchase of common shares (Note 5)                                    -                (186)                -              (364)
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------
Cash used by financing activities                                    (179)               (158)             (193)             (373)
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------

Net increase (decrease) in cash and cash equivalents                  (10)               (107)               15              (232)

Cash and cash equivalents, beginning of period                         40                 180                15               305
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------

Cash and cash equivalents, end of period                                $                $ 73                 $                 $
                                                                       30                                    30                73
------------------------------------------------------------- ------------- ---- -------------- --- ------------- --- -------------
See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)
-----------------------------------------------------------------------------

Note 1 - Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S.GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company's financial position as at June 30, 2001, December 31 and June 30, 2000, its results of operations and cash flows for the three and six months ended June 30, 2001 and 2000.

While management believes that the disclosures presented are adequate to make the information not misleading, these consolidated financial statements and notes should be read in conjunction with the Company's Annual Consolidated Financial Statements.

Note 2 - Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and Wisconsin Central Transportation Corporation (WC) entered into a merger agreement (the Merger), providing for the acquisition of all of the shares of WC by the Company for a purchase price of approximately $1,200 million (U.S.$800 million or U.S.$17.15 per share) payable in cash. The acquisition will be financed by debt and cash on hand.

The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. In accordance with the terms of the Merger, the Company's obligation to consummate the Merger is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the Merger or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the Merger to the Company.

On April 9, 2001, the Company and WC filed a common control application with the STB seeking regulatory approval of the proposed Merger. On May 9, 2001, the STB ruled that the proposed Merger would be treated as a "minor" transaction for regulatory review purposes. The STB has established a schedule anticipating a final agency decision by September 7, 2001, if no environmental assessment is required and if there is no oral argument.

If the acquisition is completed, the Company will account for the acquisition of WC using the purchase method of accounting. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire the WC shares based on the relative fair values of the assets and liabilities of WC. The results of operations of the Company will reflect the effects of the acquisition following the consummation of the Merger.

Note 3 - Special charge

The Company recorded a charge of $98 million, $62 million after tax, in the second quarter of 2001 for the reduction of 690 positions by the end of 2002. The charge includes severance and other payments to be made to affected employees.

Note 4 - Other income (loss)

In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down its net investment in 360networks Inc. In March 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

Prior to the write-down, the Company accounted for its investment in 360networks Inc. in accordance with the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The shares held were classified as "available-for-sale securities" whereby the investment was carried at market value on the balance sheet as part of Other assets and deferred charges. The change in the value of the investment was recorded in Other comprehensive income as an unrealized holding gain (loss). As a result of the write-down, the Company eliminated all marked-to-market adjustments related to its investment in 360networks Inc., previously recorded in Other comprehensive income.

In the first quarter of 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) and recorded a gain of $101 million, $73 million after tax. The DRT is a 1.6-mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.

Note 5 - Financing activities

On January 23, 2001, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 10 million common shares between January 31, 2001 and January 30, 2002 pursuant to a normal course issuer bid, at prevailing market prices. At June 30, 2001, the Company had not repurchased any common shares under the share repurchase program.

In 1998, the Company entered into a five-year revolving agreement to sell eligible freight trade receivables up to a maximum of $250 million of receivables outstanding at any point in time. At June 30, 2001, pursuant to the agreement, $147 million and U.S.$40 million (Cdn$62 million) had been sold on a limited recourse basis compared to $147 million and U.S.$40 million (Cdn$61 million) at December 31, 2000.

Note 6 - Derivative instruments

On January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". At June 30, 2001, a portion of the Company's fuel requirements is being hedged using derivative instruments which are being carried at market value on the balance sheet. The effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. Since the Company's derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel, these pronouncements have not had a material impact on the statement of income. At June 30, 2001, Accumulated other comprehensive income included an unrealized loss of $5 million, of which $4 million relates to derivative transactions that will mature within the next twelve months.

Note 7 - Income taxes

In June 2001, the Company recorded a reduction of $78 million to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, for the current quarter and six-month period ended June 30, 2001, a deferred income tax recovery of $110 million was recorded in the Consolidated statement of income and a deferred income tax expense of $32 million was recorded in Other comprehensive income.

Note 8 - Net income and earnings per share

Net income for 2001 and 2000 include items of a non-recurring nature as outlined in the following table:


                                                                           Three months ended           Six months ended
                                                                                June 30                     June 30
                                                                       --------------------------- ---------------------------
                                                                       ------------- ------------- ------------- -------------

                                                                            2001          2000          2001          2000
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
---------------------------------------------------------------------- -- ----------------------------------------------------
(In millions)                                                                                 (Unaudited)


Income before income taxes, excluding non-recurring items                    $ 375         $ 360         $ 691         $ 671
    Income tax expense                                                        (135)         (130)         (249)         (245)
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
---------------------------------------------------------------------- ------------- ------------- ------------- -------------

Net income, excluding non-recurring items                                      240           230           442           426

Non-recurring items, net of tax:
    Special charge for workforce reductions                                                    -                           -
                                                                            (62)                        (62)
    Write-down of net investment in 360networks Inc.                                           -                           -
                                                                            (71)                        (71)
    Deferred income tax recovery                                               110             -           110             -
    Gain on sale of Detroit River Tunnel Company                                 -             -            73             -
    Gain on 360networks Inc. transaction                                         -             -             -            58
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
                                                                                               -            50            58
                                                                            (23)

Net income                                                                   $ 217         $ 230         $ 492         $ 484
---------------------------------------------------------------------- ------------- ------------- ------------- -------------


The following table provides a reconciliation between basic and diluted earnings per share:

                                                                           Three months ended           Six months ended
                                                                                June 30                     June 30
                                                                       --------------------------- ---------------------------
                                                                       ------------- ------------- ------------- -------------

                                                                            2001          2000          2001          2000
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
---------------------------------------------------------------------- -------------------------------------------------------
(In millions, except per share data)                                                        (Unaudited)


Net income                                                                   $ 217         $ 230         $ 492         $ 484
Income impact on assumed conversion of preferred securities                      3             3             6             6
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
                                                                             $ 220         $ 233         $ 498         $ 490

Weighted-average shares outstanding                                          192.0         195.3         191.7         197.7
Effect of dilutive securities and stock options                                8.9           7.9           8.7           7.5
---------------------------------------------------------------------- ------------- ------------- ------------- -------------
Weighted-average diluted shares outstanding                                  200.9         203.2         200.4         205.2

Basic earnings per share                                                    $ 1.13        $ 1.18        $ 2.57        $ 2.45
Diluted earnings per share                                                  $ 1.10        $ 1.15        $ 2.49        $ 2.39
---------------------------------------------------------------------- ------------- ------------- ------------- -------------

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)
-----------------------------------------------------------------------------



                                                                             Three months ended               Six months ended
                                                                                  June 30                          June 30
                                                                         ---------------------------      --------------------------

                                                                                 2001          2000              2001         2000
------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------
                                                                                                 (Unaudited)

Rail operations

Freight revenues ($ millions)                                                   1,344         1,284             2,687        2,606
Gross ton miles (millions)                                                     73,077        70,693           147,455      144,298
Revenue ton miles (RTM) (millions)                                             38,104        36,537            77,358       75,122
Route miles (includes Canada and the U.S.)                                     15,479        15,649            15,479       15,649
Operating expenses per RTM (cents) *                                             2.49          2.50              2.53         2.54
Freight revenue per RTM (cents)                                                  3.53          3.51              3.47         3.47
Carloads (thousands)                                                              947           939             1,899        1,891
Freight revenue per carload ($)                                                 1,419         1,367             1,415        1,378
Diesel fuel consumed (Liters in millions)                                         328           315               682          659
Average fuel price ($/Liter)                                                     0.36          0.32              0.37         0.31
Revenue ton miles per liter of fuel consumed                                      116           116               113          114
Gross ton miles per liter of fuel consumed                                        223           224               216          219
Diesel fuel consumed (U.S. gallons in millions)                                    87            83               180          174
Average fuel price ($/U.S. gallon)                                               1.30          1.19              1.36         1.18
Revenue ton miles per U.S. gallon of fuel consumed                                438           440               430          432
Gross ton miles per U.S. gallon of fuel consumed                                  840           852               819          829
Locomotive bad order ratio (%)                                                    6.4           6.0               6.6          6.3
Freight car bad order ratio (%)                                                   5.4           4.6               5.9          5.2

------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------

Productivity

Operating ratio (%)*                                                             68.1          68.6              70.3         70.4
Freight revenue per route mile ($ thousands)                                       87            82               174          167
Revenue ton miles per route mile (thousands)                                    2,462         2,335             4,998        4,800
Freight revenue per average number of employees ($ thousands)                      60            57               122          117
Revenue ton miles per average number of employees (thousands)                   1,694         1,616             3,509        3,387

------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------

Employees

Number at end of period                                                        22,817        22,987            22,817       22,987
Average number during period                                                   22,499        22,603            22,047       22,180
Labor and fringe benefits expense per RTM (cents)                                0.97          0.99              0.97         1.00
Injury frequency rate per 200,000 person hours                                    4.0           5.8               4.3          6.1
Accident rate per million train miles                                             2.0           2.8               1.8          2.6

------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------

Financial

Debt to total capitalization ratio (% at end of period)                          39.3          42.5               39.3        42.5
Return on assets (% at end of period)                                             1.5           1.6                3.4         3.4

------------------------------------------------------------------- ---- ------------- ------------- ---- ------------- ------------
*   2001 figures exclude special charge

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)
-----------------------------------------------------------------------------



                                                         Three months ended June 30                 Six months ended June 30
                                                    --------------------------------------     ------------------------------------
                                                                                 Variance                                 Variance
                                                           2001         2000  Fav (Unfav)            2001         2000  Fav (Unfav)
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------ ------------
                                                                                      (Unaudited)
Revenue ton miles (millions)


Petroleum and chemicals                                   5,745        6,027         (5%)          12,118       12,237        (1%)
Metals and minerals                                       2,736        2,614          5%            5,094        4,837
                                                                                                                               5%
Forest products                                           7,521        7,344          2%           14,506       14,519          -
Coal                                                      4,058        4,007          1%            7,994        8,254        (3%)
Grain and fertilizers                                    10,492        9,413         11%            22,951      21,416         7%
Intermodal                                                6,773        6,264                        13,205      12,144         9%
                                                                                      8%
Automotive                                                  779          868        (10%)            1,490       1,715       (13%)
                                                                                                                        -----------
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------
                                                         38,104       36,537          4%           77,358       75,122         3%

Freight revenue / RTM (cents)

Petroleum and chemicals                                    3.69         3.57          3%             3.66         3.55         3%
Metals and minerals                                        4.28         3.98          8%             4.20         4.11         2%
Forest products                                            3.58         3.43          4%             3.54         3.46         2%
Coal                                                       2.17         2.17           -             2.16         2.08         4%
Grain and fertilizers                                      2.62         2.66         (2%)            2.60         2.64
                                                                                                                              (2%)
Intermodal                                                 3.60         3.56          1%             3.64         3.56         2%
Automotive                                                17.84        17.63          1%            17.85        17.55         2%
Total                                                      3.53         3.51          1%             3.47         3.47          -
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------ -----------

Carloads (thousands)

Petroleum and chemicals                                     123          126         (2%)             257          254         1%
Metals and minerals                                          67           70         (4%)             126          133        (5%)
Forest products                                             124          123          1%              243          246        (1%)
Coal                                                        128          127          1%              266          262
                                                                                                                               2%
Grain and fertilizers                                       144          128         13%              298          277         8%
Intermodal                                                  282          278          1%              555          544         2%
Automotive                                                   79           87         (9%)             154          175       (12%)
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------ -----------
                                                            947          939          1%            1,899        1,891          -

Freight revenue / carload (dollars)

Petroleum and chemicals                                   1,724        1,706          1%            1,724        1,709         1%
Metals and minerals                                       1,746        1,486         17%            1,698        1,496
                                                                                                                              14%
Forest products                                           2,169        2,049          6%            2,115        2,041
                                                                                                                               4%
Coal                                                        688          685           -              650          656        (1%)
Grain and fertilizers                                     1,910        1,953         (2%)           2,000        2,043
                                                                                                                              (2%)
Intermodal                                                  865          802          8%              867          794
                                                                                                                               9%
Automotive                                                1,759        1,759                        1,727        1,720          -
                                                                                       -
Total                                                     1,419        1,367                        1,415        1,378
                                                                                      4%                                       3%
--------------------------------------------------- ------------ ------------ ------------ --- ----------- ------------ -----------
